SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated May 20, 2022, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, May 20, 2022 - IRSA Inversiones y Representaciones S.A. (NYSE:IRS, ByMA:IRSA), Argentina's leading Real Estate company, communicates that after obtaining the Argentine Public Registry authorization for the public offering of the New Shares of IRSA; the exchange of the shares of IRSA CP for IRSA shares shall proceed.

This report on Form 6-K shall be deemed to be incorporated by reference into the exchange offer memorandum of IRSA Inversiones y Representaciones Sociedad Anónima dated May 16, 2022, and to be a part of such exchange offer memorandum from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

  INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
99.1	Notice of Shares Exchange

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

May 20, 2022	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets